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John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange

Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Floating Rate Income Strategies Fund, Inc. (“FRA”)
File No. 333-182112

Dear Mr. Ganley:

We received your oral comments on July 16, 2012 to the Joint Proxy Statement/Prospectus on Form N-14 8C filed on June 14, 2012 (Nos. 333-182112 and 811-21413) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) regarding the reorganization of each of BlackRock Floating Rate Income Strategies Fund II, Inc. (“FRB”) and BlackRock Diversified Income Strategies Fund, Inc. (“DVF” and, collectively with FRB, the “Target Funds”) with and into FRA (collectively, the “Funds”) (each, a “Reorganization”). The term “Combined Fund” refers to FRA as the surviving Fund after the Reorganizations.

The Funds have considered your comments and have authorized us to make on the Funds’ behalf the responses and amendments to the Registration Statement discussed below. These changes will be reflected in Pre-Effective Amendment No. 1 to FRA’s Registration Statement filed herewith, as well as other changes made since our last filing on June 14, 2012.

John Ganley, Esq.

July 25, 2012

All changes were conformed throughout the Registration Statement where applicable. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Funds use in the Registration Statement.

In addition, please note that the Funds desire to have the Registration Statement declared effective on July 25, 2012 or as soon thereafter as practicable. As such, it is contemporaneously filing an acceleration request letter along with this response.

Comments and Responses

Joint Proxy Statement/Prospectus

Page ii | Questions and Answers

Comment 1: Please add disclosure in the question and answer section explaining how the Reorganizations will affect the management fee. In particular, disclose why FRA’s management fee will increase after the Reorganization.

Response: As disclosed on pages 7, 15, 32, 50, 52 and S-39 of the Registration Statement, each of the Funds currently pays the Investment Adviser a contractual management fee at an annual rate of 0.75% based on an aggregate of (i) the Combined Fund’s average daily net assets (including proceeds from the issuance of any preferred stock) and (ii) the proceeds of any outstanding borrowings used for leverage (“average daily managed assets”). The contractual management fees will not increase following the Reorganizations as the Combined Fund will pay the Investment Adviser the same contractual management fee that each of the Funds currently pays the Investment Adviser. As disclosed on the Expense Table for Stockholders on page 28 of the Registration statement, the effective management fee as a percentage of average net assets attributable to shares of common stock for the Combined Fund results in an increase of 0.01% for FRA and FRB because the Combined Fund utilizes a larger amount of leverage than FRA and FRB currently utilize.

The requested disclosure has been added to the question and answer section of the Registration Statement.

Comment 2: Please disclose the expense ratios for the most recently completed fiscal year for each Fund as opposed to February 29, 2012 for each Fund. Accordingly, FRA and DVF will need to disclose the “Total Expense Ratios” as of August 31, 2011.

John Ganley, Esq.

July 25, 2012

Response: The requested disclosure has been added to the Registration Statement. The relevant disclosure now reads as follows:

“The Funds estimate that the completion of all the Reorganizations would result in a Total Expense Ratio (as defined below) for the Combined Fund of 1.62% on a pro forma basis for the 12-month period ended February 29, 2012. For the fiscal year ended August 31, 2011, the Total Expense Ratios of FRA and DVF were 1.60% and 1.74%, respectively. For the fiscal year ended February 29, 2012, the Total Expense Ratio of FRB was 1.68%. For the 12-month period ended February 29, 2012, FRA’s and DVF’s Total Expense Ratios were 1.67% and 1.74%, respectively.”

Page 28 | Expense Table for the Stock Holders

Comment 3: With respect to the Expense Table for Stockholders, please remove the line item captioned: “Total Annual Fund Operating Expense (Excluding Interest Expense).” You may include this information as a footnote.

Response: The requested revision has been made to the Registration Statement. Please note that we included the above referenced information as a footnote to the Expense Table for Stockholders. The text of the footnote reads as follows:

“The Total Annual Fund Operating Expense (excluding interest expense) is 1.35% for FRB; 1.40% for DVF; 1.35% for FRA; 1.29% if all the Funds were combined; 1.30% if only FRB and FRA were combined; and 1.31% if only DVF and FRA were combined.”

Page 70 | Material Federal Income Tax Consequences of the Reorganizations

Comment 4: Please disclose the capital loss carryforward (“CLCF”) amounts for the Funds and each CLCF’s respective expiration date to the extent that such amounts are material to the Funds. If this disclosure is included on page 70, please make similar disclosure in page B-32.

Response: The requested disclosure has been added to the Registration Statement. Set forth below are the amount of the CLCFs for each Fund and their respective expiration dates.

-FRA-
Expiration	Capital Loss Amount
8/31/2013	691,829
8/31/2016	475,453
8/31/2017	20,954,032
8/31/2018	43,990,722
8/31/2019	2,206,081
No Expiration	5,579,844

73,897,961

-FRB-
Expiration	Capital Loss Amount
2/28/2014	100,800
2/28/2015	1,315,945
2/28/2017	12,168,927
2/28/2018	38,830,450
2/28/2020	1,757,611

54,173,733

-DVF-
Expiration	Capital Loss Amount
8/31/2014	1,755,694
8/31/2015	2,237,399
8/31/2016	1,444,704
8/31/2017	20,249,830
8/31/2018	52,502,532
8/31/2019	7,153,981
No Expiration	3,789,054

89,133,194

John Ganley, Esq.

July 25, 2012

However, the Funds believe that the loss of potential CLCFs as a result of the Reorganizations is not a material factor in evaluating the Reorganizations in light of several factors, including (1) the difficulty of projecting the likelihood of utilization of some or all of the CLCFs prior to their expiration and (2) the potentially limited opportunity for capital gains in light of the Funds’ investment policy of investing primarily in floating rate debt securities and instruments.

Statement of Additional Information

Page B-24 | Appendix B Pro Forma Condensed Combined Financial Statements

Comment 5: Please disclose whether the investments of each Target Fund comply with the investment objectives and policies of the Acquiring Fund. If each Target Fund intends to sell assets, please disclose such plans in the Registration Statement and identify in the Schedule of Investments which assets the Target Funds may sell. If the Target Funds do not intend to sell of any of their assets, please add such disclosure.

Response: We refer you to disclosure contained on page 69 of the Registration Statement that provides “[n]one of the Funds intend to sell any assets in connection with the Reorganizations other than in the ordinary course of business.”

Page B-29 | Appendix B Pro Forma Condensed Combined Financial Statements

Comment 6: Please explain your rationale for selecting FRA as the surviving fund for accounting purposes. In particular, please discuss the factors set forth in the North American Securities Trust No Action Letter (Aug. 5, 1994) (the “NAST Letter”).

Response: In the NAST Letter, the SEC staff set forth five attributes that it compares when determining the accounting and performance survivor in a business combination involving investment companies: the funds’ (1) investment advisers; (2) investment objectives, policies, and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition. An analysis of these five factors indicates that FRA was properly selected as the accounting and performance survivor following the Reorganizations.

First, we note that the Funds have the same investment adviser. Second, the Funds have substantially similar investment objectives, policies and restrictions. The Combined Fund will continue to use the same investment objectives, policies and restrictions employed by FRA. While each of the Funds has the investment

John Ganley, Esq.

July 25, 2012

objective to provide stockholders with high current income, FRA and FRB also seek to provide shareholders with such preservation of capital as is consistent with investment in a diversified, leveraged portfolio consisting primarily of floating rate debt securities and instruments. Each of the Funds invests a substantial portion of their portfolio in senior floating rate loans that are rated below investment grade; however, DVF may invest across a broader array of security types that are rated below investment grade.

Third, the Combined Fund will retain FRA’s expense structure which is the same expense structure as FRB and DVF and the Combined Fund’s expense ratio will reflect this expense structure. Assuming the Reorganization had occurred on February 29, 2012, the Combined Fund would have lower total expenses as a result of the Reorganization than those of each of the Funds. As such, the Combined Fund is expected to have a lower total expense ratio than each of the Funds had prior to the Reorganizations.

Fourth, FRA has the largest asset size of the Funds with a net asset value (“NAV”) of $272.7 million as of February 29, 2012 compared to a NAV of $143.8 million for FRB and a NAV of $132.4 million for DVF. In addition, FRA has the largest total managed assets size at $350.7 million as of February 29, 2012 compared to $184.8 million for FRB and $172.4 million for DVF. After the consummation of the Reorganizations, the Combined Fund is expected to achieve certain operating and administrative efficiencies from its larger net asset size. The larger net asset size of the Combined Fund is expected to permit the Combined Fund to achieve certain economies of scale as certain fixed and variable costs can be spread over a larger asset base and the larger Combined Fund may realize greater investment flexibility and investment options, greater diversification of portfolio investments, the ability to trade in larger positions, more favorable transaction terms, better trade execution, more consistent implementation of investment strategies, additional research coverage and greater liquidity.

Finally, while the Funds have some differences among their investment objectives, policies and restrictions, the portfolio management teams responsible for the Funds manage the Funds in a substantially similar fashion as evidenced by the high degree of security and issuer overlap amongst the Funds. Even though the Combined Fund will invest in floating rate debt securities, the risk to the Combined Fund will be less than the risk currently experienced by DVF’s portfolio because the Combined Fund will not invest in as broad an array of security types as DVF. In addition, as exchange-traded closed-end funds, the Funds are subject to the risk that the Funds’ common shares may trade at a discount from the Funds’ net asset value. Accordingly, the Funds are primarily designed for long-term investors and should not be considered a vehicle for trading purposes which make FRA, as the Combined Fund, the more appropriate survivor.

John Ganley, Esq.

July 25, 2012

In light of the foregoing, the Funds believe that FRA is the proper fund to be treated as the accounting and performance survivor of the proposed Reorganizations. The above considerations are disclosed in the Registration Statement.

“Tandy” Representation

With respect to the Registration Statement, the Funds hereby acknowledge the following:

The disclosure in the filing is the responsibility of the Funds. The Funds acknowledge that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Funds also represent to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Funds represent that they will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds further acknowledge, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

*        *        *        *

John Ganley, Esq.

July 25, 2012

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (617) 573-4814 or Eric Requenez at (212) 735-3742.

Sincerely,

/s/ Thomas A. DeCapo
Thomas A. DeCapo, Esq.

July 25, 2012

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Floating Rate Income Strategies Fund, Inc.
(File Nos. 333-182112 and 811-21413)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the BlackRock Floating Rate Income Strategies Fund, Inc. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-14 be accelerated so that it may become effective by 4:00 p.m., (New York time) on Wednesday, July 25, 2012, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby requests that you notify Eric Requenez (212-735-3742) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

BlackRock Floating Rate Income Strategies Fund, Inc.

By:	/s/ Janey Ahn
Name:	Janey Ahn
Title:	Secretary

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